UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Cogentix Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

19243A104

(CUSIP Number)

Lewis C. Pell

40 Ramland Road South

Orangeburg, New York 10962

(845) 359-2250

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19243A104

1	NAME OF REPORTING PERSON Lewis C. Pell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 1,849,115
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,849,115
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,849,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.12%(1)
14	TYPE OF REPORTING PERSON IN

(1)	This beneficial ownership percentage is based upon 25,975,617 shares of common stock, par value $0.01 per share, of Cogentix Medical, Inc. (formerly known as Vision-Sciences, Inc.), a Delaware corporation (the “Company”), issued and outstanding as of March 15, 2016, as reported by the Company in its Transition Report on Form 10-K for the transition period from April 1, 2015 to December 31, 2015 (File No. 000-20970), filed with the Securities and Exchange Commission on March 29, 2016.

CUSIP No. 19243A104

Explanatory Note

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2003, as amended by Amendment No. 1 thereto filed with the SEC on April 7, 2003, Amendment No. 2 thereto filed with the SEC on February 25, 2005, Amendment No. 3 thereto filed with the SEC on December 19, 2012, Amendment No. 4 thereto filed with the SEC on October 15, 2013, Amendment No. 5 thereto filed with the SEC on November 7, 2014, Amendment No. 6 thereto filed with the SEC on February 17, 2016 (the Original Schedule 13D, as so amended and supplemented to date, is referred to herein as the “Schedule 13D”), by Lewis C. Pell, a citizen of the United States of America (the “Reporting Person”). The Schedule 13D relates to the common stock, par value $0.01 per share, of Cogentix Medical, Inc. (formerly known as Vision-Sciences, Inc.), a Delaware corporation (the “Company”). The Company’s name was Vision-Sciences, Inc. for periods prior to March 31, 2015, the date of the Merger, and the Company changed its name to Cogentix Medical, Inc. as of and in connection with the completion of the Merger. Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 7, there are no changes to the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 28, 2016, the Reporting Person sent a notice to the secretary of the Company of his decision to nominate Lewis C. Pell, Howard I. Zauberman, James A. D’Orta, and three other individuals to be identified at a later date (the “Nominees”), for election to the board of directors of the Company (the “Board”) by the shareholders at the Company’s 2016 annual meeting of shareholders (the “2016 Annual Meeting”). Such notice also set forth a number of proposals for actions to be taken at the 2016 Annual Meeting (the “Proposals”), the ultimate effects of which would be (i) to fix the size of the Board at eleven (11) members with the Nominees comprising six (6) such members, (ii) to require the Board to adopt a policy to require that the position of chairman of the Board be held by an individual who does not concurrently hold the position of Chief Executive Officer of the Company, (iii) to require that the Board adopt a policy to require that the positions of Principal Accounting Officer or Principal Financial Officer of the Company be held by an individual who does not concurrently hold the position of Chief Executive Officer of the Company, and (iv) to amend the Company’s Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated By-laws to limit the Board’s ability to take action relating to the composition of the Board that would circumvent the other Proposals. The Reporting Person intends to engage in discussions with other shareholders of the Company and other relevant parties concerning the Nominee’s nominations, the Proposals, the Company’s executive and Board leadership, and the business, operations, performance, board composition, management, strategy and future plans of the Company.

The Reporting Person evaluates his investment in the Shares and purposes for holding such Shares on an ongoing basis and reserves the right to change his intentions, develop plans or proposals, and institute legal claims, if necessary, at any time, as he deems appropriate.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 1,849,115 shares of Common Stock, or 7.12% of the shares of Common Stock deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 25,975,617 shares of Common Stock issued and outstanding as of March 15, 2016, as reported by the Company in its Transition Report on Form 10-K for the transition period from April 1, 2015 to December 31, 2015 (File No. 000-20970), filed with the Securities and Exchange Commission on March 29, 2016.

(b) The Reporting Person has the sole power to vote and the sole power to dispose of the 1,849,115 shares of Common Stock beneficially owned by the Reporting Person.

(c) During the past 60 days, there were no purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Person or any person or entity for which the Reporting Person possesses voting control over the securities thereof.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2016	Lewis C. Pell

	By:	/s/ Lewis C. Pell
Reporting Person

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Securities Purchase Agreement, dated February 14, 2005, among Vision-Sciences, Inc. and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed with the SEC by Lewis C. Pell on February 25, 2005).

Exhibit 2	Common Stock Purchase Warrant issued to Lewis C. Pell, dated February 14, 2005 (incorporated by reference to Exhibit 2 to Amendment No. 2 to the Schedule 13D filed with the SEC by Lewis C. Pell on February 25, 2005).

Exhibit 3	Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of September 19, 2012 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on September 20, 2012).

Exhibit 4	Common Stock Warrants issued to Lewis C. Pell, dated November 9, 2009 (incorporated by reference to Exhibit 10.46 to the Quarterly Report on Form 10-Q of Vision-Sciences, Inc. for the quarter ended September 30, 2012, filed with the SEC on November 5, 2012).

Exhibit 5	Common Stock Warrant issued to Lewis C. Pell, dated as of September 30, 2011 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on October 2, 2011).

Exhibit 6	Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of September 25, 2013 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on September 30, 2013).

Exhibit 7	Convertible Promissory Note made by Vision-Sciences, Inc. in favor of Lewis C. Pell, dated as of June 16, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on June 17, 2014).

Exhibit 8	Agreement and Plan of Merger, dated as of December 21, 2014, among Vision-Sciences, Inc., Visor Merger Sub LLC and Uroplasty, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 9	Amendment to 2012 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 10	Amendment to 2013 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 11	Amendment to 2014 Convertible Promissory Note dated as of December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 12	Letter Agreement, dated December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell regarding the extension of warrants (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 13	Letter Agreement, dated December 21, 2014, between Vision-Sciences, Inc. and Lewis C. Pell regarding termination of maintenance of liquidity obligation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Vision-Sciences, Inc. filed with the SEC on December 22, 2014).

Exhibit 14	Letter, dated February 16, 2016, from Lewis C. Pell to the Board of Directors of Cogentix Medical, Inc. (incorporated by reference to Exhibit 14 to Amendment No. 6 to the Schedule 13D filed with the SEC by Lewis C. Pell on February 17, 2016).